SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
(AMENDMENT NO. 5)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Whitehall Jewellers, Inc. (“Whitehall”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2005 (the “Original Schedule 14D-9”, and together with the amendments thereto, the “Schedule 14D-9), relates to the tender offer for all of the outstanding shares of Whitehall Common Stock by Newcastle Partners, L.P. (“Newcastle”) as disclosed in an Offer to Purchase filed as an exhibit to the Schedule TO of Newcastle, filed with the SEC on December 5, 2005, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 20, 2005, Amendment No. 2 to the Schedule TO filed with the SEC on December 22, 2005, Amendment No. 3 to the Schedule TO filed with the SEC on December 28, 2005, Amendment No. 4 to the Schedule TO filed with the SEC on January 4, 2006, Amendment No. 5 to the Schedule TO filed with the SEC on January 5, 2006, Amendment No. 6 to the Schedule TO filed with the SEC on January 10, 2006 and Amendment No. 7 to the Schedule TO filed with the SEC on January 10, 2006 (collectively, “Schedule TO”). Defined terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 14D-9.
     The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below.

Item 9.	Materials to be Filed as Exhibits
     The following Exhibit is filed herewith:

Exhibit No.	Document

(a)(15)	Press release issued by the Company on January 11, 2006

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By: /s/ JOHN R. DESJARDINS

John R. Desjardins
Executive Vice President and Chief Financial Officer

Date: January 11, 2006